UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 2026

Commission File Number: 001-38230

HIGH TEMPLAR TECH LTD

No. 101 Meishe Road, Meilin Street
Tongan District, Xiamen, Fujian Province

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1	Press Release—High Templar Tech Commences a Tender Offer to Repurchase up to 39 Million of its ADSs (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO-I filed by the Company with the SEC on May 26, 2026)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TEMPLAR TECH LTD

By:	/s/ Yan Gao
Name:	Yan Gao
Title:	Vice President of Finance

Date: May 26, 2026

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